SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 11, 2022.

By letter dated May 11, 2022,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2022	03/31/2021
Results of the period (nine-month period)	31,657	(14,318)
Attributable to:
Shareholders of the controlling company	19,592	(7,227)
Non-controlling interest	12,065	(7,091)

2. Other integral results of the period	in million ARS
	03/31/2022	03/31/2021
Other integral results of the period (nine-month period)	(16,219)	(17,450)
Attributable to:
Shareholders of the controlling company	(6,610)	(4,980)
Non-controlling interest	(9,609)	(12,470)

3. Total integral results of the period	in million ARS
	03/31/2022	03/31/2021
Total integral results of the period (nine-month period)	15,438	(31,768)
Attributable to:
Shareholders of the controlling company	12,982	(12,207)
Non-controlling interest	2,456	(19.561)

4. Equity details	in million ARS
	03/31/2022	03/31/2021
Share Capital	589	589
Treasury shares	3	3
Comprehensive adjustment of capital stock and of treasury shares	21,148	21,151
Warrants	2,053	2,060
Additional paid-in capital	26,579	26,558
Premium for trading of treasury shares	194	190
Legal Reserve	983	983
Special Reserve (Resolution CNV 609/12)	-	1,615
Cost of treasury share	(314)	(314)
Changes in non-controlling interest	(4,792)	(6,216)
Revaluation Surplus	337	2,809
Conversion reserve	1,678	6,524
Reserve for stocks-based payments	359	1,038
Other comprehensive subsidiary results	2,531	703
Other subsidiary reserves	875	184
Retained earnings	6,125	(3,143)
Shareholders’ Equity attributable to controlling company’s shareholders	58,348	54,734
Non-controlling interest	102,090	105,536
Total shareholder's equity	160,438	160,270

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 591,946,066 (including treasury shares), divided into 591,946,066 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 589,984,751.

As of March 31, 2022, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 216,884,083 shares, accounting for 36.76% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of March 31, 2022, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 373,100,668 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.24% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 89,696,738.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 681,642,804. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 35,138,100 ordinary shares, which would mean a 36.97% stake on the share capital, that is, 252,022,183 shares.

Below are the highlights for the nine-month period ended March 31, 2022:

●
The net result for the 9-month period of fiscal year 2022 was a gain of ARS 31,657 million compared to a loss of ARS 14,318 million in the same period of 2021.

●
Adjusted EBITDA for the period reached ARS 29,536 million. Agribusiness adjusted EBITDA reached ARS 18,276 million, 35.7% higher than the same period in 2021 due to better results from grains, sugar cane and farm sales.

●
The 2022 campaign continued to develop with La Niña weather conditions, high international commodity prices and higher margins than the previous one, although with rising costs. We planted 255,000 ha in the region and expect a grain production of approximately 850,000 tons.

●
During the 9-month period of FY 2022, our subsidiary Brasilagro sold a fraction of its Rio do Meio farm for BRL 130.1 million and completed the sale of a fraction of its Alto Taquarí farm for BRL 336.0 million.

●
Regarding urban segment, in December 2021, the Shareholders’ Meetings of IRSA and IRSA PC approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC. The merger has an effective date of July 1, 2021, and the exchange of IRSA PC shares for IRSA shares will take place in the coming days. As a result of the merger, CRESUD stake in IRSA is reduced to 53.7%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 11, 2022